SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

WSI INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

929 32Q 102
(CUSIP Number)

DPW HOLDINGS, INC. 48430 Lakeview Blvd. Fremont, Ca 94538 (510) 657-2635
Copy to: Sichenzia Ross Ference Kesner LLP Marc Ross, Esq. 1185 Avenue of the Americas, 37th Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929 32Q 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
259,915
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
259,915
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
259,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8% (based on 2,951,676 shares of common stock outstanding as of December 22, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.10 per share, of WSI Industries, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 213 Chelsea Road, Monticello, Minnesota.

Item 2.	Identity and Background

(a) This statement is filed on behalf of DPW Holdings, Inc. (the “Reporting Person”).

(b) The Reporting Person's business address is 48430 Lakeview Blvd., Freemont, CA 94538-3158.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Considerations

All shares of Common Stock were purchased with the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

This Schedule 13D/A is filed to report a transaction in which the Reporting Person purchased an additional 12,025 shares of the Issuer’s Common Stock (the “Common Stock”) in the open market since its Schedule 13D/A filed with the SEC on January 16, 2018 and therefore presently owns aggregate of 259,915 such shares.

Milton C. Ault III, the Chief Executive Officer of DPW Holdings, Inc., sent a letter dated February 16, 2018 that arrived on February 20, 2018 to Michael J. Pudil, the Chairman and Chief Executive Officer of the Issuer, which letter sets forth the Reporting Person’s intention, among other items, to commence a tender officer to acquire a majority of the issued and outstanding shares of Common Stock at the proposed purchase price of $6.00 per share in cash.  A copy of the letter is attached as Exhibit 99.1 hereto.

The Reporting Person has acquired the Common Stock described in Item 5 for investment purposes and with a view to acquiring a controlling interest in the Issuer.  Depending on market-related and other conditions, the Reporting Persons may increase or decrease its beneficial ownership of the shares of Common Stock.

Consistent therewith, the Reporting Person may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, continue to engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, and initiate such communications with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person, subject to applicable law, modifying its ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by it, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 259,915 shares, or 8.8%, of the Common Stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 259,915 shares of the Common Stock.

(c)	The Reporting Person engaged in the following open market purchases in the Common Stock since January 16, 2018:

Date	Quantity	Price
01/17/18	78	5.1500
01/17/18	600	5.2000
01/18/18	200	5.1950
01/18/18	478	5.2000
01/18/18	5,000	5.1973
01/25/18	826	5.3000
01/30/18	220	5.2500
01/31/18	923	5.2500
02/07/18	2,000	4.9975
02/09/18	700	5.2856
02/12/18	1,000	5.2500
Total:	12,025

(d)
To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D/A, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 259,915 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter of Milton C. Ault, III, to WSI Industries, Inc., dated February 16, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018	DPW HOLDINGS, INC.

	By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer